UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

SUPERVISORY COMMITTEE ANNUAL REPORT

Buenos Aires, March 8, 2024

To the Directors and Shareholders of

Central Puerto S.A.

Dear Sir /Madam,

In our capacity as members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Committee”) and in compliance with the applicable regulations, we issue this report on the treatment given during the fiscal year ended December 31, 2023 to the matters under our scope in accordance with Chapter IV, Section 110 of Law No. 26831, Title II, Chapter III, Section V of Comisión Nacional de Valores Regulations (N.T. 2013) (herinafter, “CNV Regulations”) detailed in point 3 herein.

I. Creation of the Supervisory Committee

The Committee was created by resolution of the Company’s Shareholders’ Meeting on April 14, 2004.

II. Formation of the Committee

As of December 31, 2023, the Committee was formed by directors Tomás José White, José Luis Morea and Jorge Eduardo Villegas as members, and by José Manuel Ortiz and Mario Elizalde as deputy members. Tomás José White, José Luis Morea, Jorge Eduardo Villegas, José Manuel Ortiz and Mario Elizalde are independent directors in accordance with CNV Regulations.

The term of office of Committee’s members is of a year, with the possibility of them being reelected for an equal term. The Internal Regulations on the Functioning of the Supervisory Committee (hereinafter the “Regulations”) were approved by the Company’s Board of Directors on May 9, 2003, and its subsequent amendments on March 5, 2014 and August 5, 2015.

The role of the Supervisory Committee stems from Section 110 of Law No. 26831 of CNV Regulations and from its own Regulations.

III. Scope of the tasks performed

The main tasks performed are detailed hereinbelow:

The Committee has had meetings during the fiscal year ended December 31, 2023, within the periodicity stated in the Regulations. To such end, it received support from the Company’s Legal Matters Directorate on several aspects that concern the functions and responsibilities of the Supervisory Committee in accordance with the regulations in force.

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The Committee has performed those activities considered necessary in connection with the matters under its scope as per section 110 of Law 26831 and CNV Regulations, which included:

1) External Auditor independence

The appointment of the external auditor was analyzed.

The received proposals of professional services to audit the corresponding financial statements as of December 31, 2023, were analyzed, and the Board of Directors was suggested the appointment of firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) (hereinafter, “EY”) as independent auditors for the fiscal year 2023.

Compliance with External Audit working plans was analyzed based on the information provided by them and in the meetings held due to the quarterly balance sheets and the annual balance sheet analysis.

The independence of the audit company and its working policies were reviewed.

The services rendered by the External Audits were analyzed, as well as the invoiced services, which reasonably respond to the services rendered.

2) Internal control system:

Internal Audit has participated in the Supervisory Committee’s meetings and has drafted the reports corresponding to the Internal Audit activities that stem from the Annual Working Plan presented and created, considering risks and focusing on its effects and impacts of the Company’s operations and the financial accounting information.

3) Economic and financial information

The key economic and financial information publicly disclosed by the Company or presented before supervisory entities was analyzed.

4) Risk management information

The general variables affecting the business regarding the protection to preserve assets and equity were evaluated.

5) Fees proposal

The Board of Directors’ fees to be presented before the Shareholders’ Meeting were reviewed, with the abstention from the members on their own remunerations.

Within the most relevant issues reviewed by the Committee, the following stand out:

On March 8, 2023, the Committee a) reviewed the Company’s financial statements as of December 31, 2022; b) considered the Supervisory Committee Annual Report for 2022; c) considered the Action Plan for fiscal year 2023; d) issued an opinion on the fees of the Board of Directors, the Statutory Audit Committee and the External Auditor; e) approved the appointment of EY as independent auditors and of external auditors and deputy auditors respectively for fiscal year 2023; and f) considered issues of Internal Audit.

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On April 26, 2023, the Committee a) considered the Report with the outcomes of the 2022 Annual Audit made by EY; b) considered the financial statements for the fiscal year ended December 31, 2022 to be presented before the US. Security and Exchange Commission (“SEC”); c) considered issues of Internal Audit and results from management testing certification SOX 2022.

On May 12, 2023, the Committee a) reviewed the Company’s financial statements as of March 31, 2023; b) considered the pre-approval of EY fees; c) reviewed Internal Audit. Integrity and SOX and d) reviewed the follow-up of management contracts with RMPE Asociados S.A.

On August 11, 2023, the Committee considered a) the presentation of the Quarterly EY Report on the financial statements as of June 30, 2023; b) the issues of Internal Audit and Compliance (Integrity).

On August 24, 2023, the Committee considered the Complementary Report on the acquisition of shares of the Company

On September 8, 2023, the Committee reviewed the follow-up of the management contract with RMPE Asociados S.A.

On October 6, 2023, the Committee considered the pre-approval of the fees for the Tax and Social Security services rendered EY.

On November 10, 2023, the Committee reviewed a) the Company’s financial statements as of September 30, 2023; and b) the issues of Internal Audit, SOX and Compliance (Integrity).

On December 1, 2023, the Committee considered the approval of a policy on the recovery of compensation to the Board of Directors (“Clawback Policy”) under the terms of Section 303ª.14 of the New York Stock Exchange Listed Company Manual (“NYSE”).

On December 27, the Committee a) reviewed the follow-up of the management contract with RMPE Asociados S.A. and b) considered the pre-approval of EY services - 2023.

For the performance of its tasks during the fiscal year 2023, the Committee received the corresponding required reports and clarifications and has no observations to make.

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IV. Work outcomes

In accordance with the work performed during the fiscal year and in exercise of the functions mentioned herein regarding the fiscal year ended December 31, 2023, the Committee can state the following:

1) External Audit

No observations stem regarding the external auditor independence. His performance has provided reliability on the task performed and informed to third parties.

The fees of external auditors during the fiscal year ended December 31, 2023 amounted to $131,990,775.00 under the audit services item and $80,006,812.69 under the tax services item.

2) Internal control systems

From the tasks performed, no observations stemmed on the administrative accounting systems or internal control that may affect the information to be presented before Comisión Nacional de Valores and the markets.

3) Economic and financial information

The Committee has no significant observation regarding the economic and financial information publicly disclosed by the Company or submitted before supervisory entities.

4) Risk management information

The relevant matters regarding risk management have been included in the financial statements informed to Comisión Nacional de Valores.

5) Fees proposal

There is no objection regarding the Directors’ fees for their treatment at the Shareholders’ Meeting.

6) Operations with Related Parties

The operations made with related parties were made under normal and common market conditions.

Tomás White                           José Luis Morea                      Jorge Eduardo Villegas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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